EXHIBIT 99.1

Qiao Xing Universal Telephone, Inc. and CELBON of Korea Entered Into a Joint Venture

The JV Expects to Produce and Distribute 6 Million Core Chips and GSM Phones in Its First Year of Operations, with Gross Margin for Such GSM Phones Reaching 30% to 40%

Huizhou, China — July 6, 2004 — Qiao Xing Universal Telephone, Inc. (NASDAQ: XING) today announced on June 18, 2004, it formed a joint venture company, Huizhou Qiao Xing CELBON Communication Technology Co. Ltd. (“the JV”), with CELBON of Korea. XING’s subsidiaries, Qiao Xing Mobile Communications Co., Ltd. and Huizhou Qiao Xing Communication Industry, Ltd., respectively holds 51% and 5% in the JV. CELBON holds 34% and the remaining 10% is held by Galbo Enterprises Limited, the minority shareholder of Qiao Xing Mobile Communications Co., Ltd.

The JV will be principally engaged in the R+D, production and distribution of mobile phones, core chips, modules and PCBA for both wired and wireless communication terminal products. Its outputs are licensed to be sold domestically in China and for export to overseas countries.

CELBON is a company specializing in the development of core chips for GSM phones. It operates research institutes for the R+D of GSM phones core chips technologies in the USA. CELBON was attracted to cooperate with XING because of XING’s outstanding R+D capability, vast distribution network and renowned leadership in the industry in China. The cooperation will see the establishment of the core chips research and development, processing and distribution base for the JV in China, the operations of which is expected to commenced soon.

The employment of the self-developed core chips would significantly lower the costs of production. According to XING, the gross profit margin for those GSM phones produced with such core chips could reach 30% to 40%.

Mr. WU Ruilin, Chairman of XING, commented, “The incorporation of the JV really opens a new chapter in the history of mobile phones manufacturing in China. From now on, XING will be able to supply its subsidiaries and other local mobile phone manufacturers with these core chips and the technology at much reduced cost and gradually lessen their reliance on foreign suppliers for the core technology for mobile phones manufacturing. If the cooperation goes on well, the JV is planning to produce and distribute 6 million core chips and mobile phones in its first year of operation.”

The JV is confident that the prototype it first model of GSM phones with self-developed core chips and technologies could be produced and sent for quality testing with the appropriate authorities in the very near future. Because of the lower cost of production to be brought about, it is anticipated that there would be huge demand for such core chips and also the GSM phones produced from them in China. The number of mobile phone users in China is estimated to be 300 million in June 2003.

About Qiao Xing Universal Telephone, Inc.

In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit www.cosun-xing.com.

Forward-looking statements

This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

Source: Qiao Xing Universal Telephone, Inc.

For more information on Qiao Xing Universal Telephone, Inc., please contact:

Rick Xiao of Qiao Xing Universal Telephone, Inc.
Email: rickxiao@qiaoxing.com
Tel: 86-752 — 2820268